Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Stantec Inc. (“Stantec” or the “Company”)

10220-103 Avenue NW, Suite 300

Edmonton, AB T5J 0K4

2.	Date of Material Change:

June 17, 2026.

3.	News Release:

A news release was issued by Stantec and disseminated through the facilities of a recognized newswire service on June 17, 2026.

4.	Summary of Material Change:

Stantec announced the retirement of Gordon A. Johnston as president and chief executive officer effective October 1, 2026, and the appointment of Susan Reisbord as the next president and chief executive officer to take effect on October 1, 2026.

5.	Full Description of Material Change:

5.1	Full Description of Material Change:

After leading Stantec for eight-and-a-half years through a period of significant transformation and growth, Gord Johnston will retire as president and executive officer effective October 1, 2026. Mr. Johnston will remain on the Board of Directors of Stantec Inc., taking on the role of vice chair. Susan Reisbord, currently chief operating officer of the North America business, has been appointed as the next president and chief executive officer, such appointment to take effect on October 1, 2026. Ms. Reisbord will also join the Board of Directors of Stantec Inc. effective October 1, 2026. Susan Reisbord brings more than 30 years of experience in the industry. After joining Stantec in 2021 with the acquisition of Cardno, where she was the CEO of Cardno Inc., Ms Reisbord became the business operating unit leader for Stantec’s Environmental Services business line. In 2025, Ms. Reisbord was promoted to chief operating officer for North America, the company’s largest geographic operating unit.

This transition is the result of a long-standing, Board-led succession plan and reflects the consistency of the Company’s leadership platform and Stantec’s unchanged focus on client relationships, project delivery, and operations.

5.2	Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.	Omitted Information:

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Paul J. D. Alpern

Executive Vice President, General Counsel & Corporate Secretary

10220-103 Avenue NW, Suite 300

Edmonton, AB T5J 0K4

(780) 917-7022

9.	Date of Report:

June 18, 2026.